Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and the incorporation by reference in this Form S-3 of our annual report on form 10K with respect to the consolidated financial statements of PMGC Holdings, Inc (formally known as Elevai Labs Inc.), for the years ended December 31, 2023 and 2022, filed with the Securities and Exchange Commission. Our report dated March 28, 2024 contains an explanatory paragraph describing an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/TPS Thayer, LLC

Sugar Land, Texas

January 24, 2025